[redacted]

BB 3/10

SECI 08028834 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pillar Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 SOUTH MAIN STREET, #335
(No. and Street)

WALNUT CREEK, CA 94596
(City) (State) (Zip Code)

B

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAITHAM ASHOO (925) 356-6780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID VOLKAR, CPA
(Name – *if individual, state last, first, middle name*)

2261 MORELLO AVENUE, SUITE E, PLEASANT HILL, CA 94523
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, HAITHAM ASHOO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILLAR FINANCIAL SERVICES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KENNETH F. ZIB
Commission # 1550191
Notary Public - California
Contra Costa County
My Comm. Expires Feb 5, 2009

Notary Public

Signature

CEO

Title

SEC Mail
Mail Processing
Section
FEB 29 2008
Washington, DC
106

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILLAR FINANCIAL SERVICES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN AUDITED
AND UNAUDITED NET CAPITAL
DECEMBER 31, 2007

	Unaudited	Audited	Differences
Total Assets	$ 123,103	$ 125,648	$ 2,545
Less Total Liabilities	(34,956)	(92,419)	(57,463)
Less Non-allowable Assets	(8,575)	(11,116)	(2,541)
NET CAPITAL	$ 79,572	$ 22,113	$ (57,459)

Total Assets	
To reflect increase in Cash	$ 4
To reflect decrease in Prepaid Taxes	(1,164)
To reflect decrease in Accum. Depreciation	3,705
Total Assets	$ 2,545
Total Liabilities	
To reflect the increase in Accounts Payable	$ (4)
To reflect the increase in Taxes Payable	(12,284)
To reflect the increase in Pension Payable	(175)
To reflect the increase in Dividends Payable	(45,000)
Total Liabilities	$ (57,463)
Non allowable Assets	
To reflect decrease in prepaid taxes	$ (1,164)
To reflect decrease in Accum. Depreciation	3,705
Total Non-allowable Assets	$ 2,541

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail
dvolkar@volkarcpa.biz

Fax
(925) 609-8393

(925) 609-8227

REPORT ON INTERNAL CONTROL STRUCTURE BASED SOLELY ON THE UNDERSTANDING OBTAINED AND CONTROL ASSESSMENT MADE AS PART OF AN AUDIT OF THE FINANCIAL STATEMENTS

Pillar Financial Services, Inc.
1600 S. Main Street, suite 335
Walnut Creek, CA 94596

I have audited the financial statements of Pillar Financial Services, Inc., for the year ended December 31, 2007, and have issued my report thereon dated February 27, 2008.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statements of Pillar Financial Services, Inc., I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance in the internal control structure.

The management of Pillar Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and the transactions are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate

because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the purpose of this report, I have the following recommendation and comment. Management has and should continue to follow through on basic internal control procedures and review the bookkeepers work to help ensure proper classification.

Management has outsourced the routine bill paying and this results in strong controls. Management should coordinate classification and documentation of expenses more closely with the bookkeeping service so as to maintain proper classification of transactions. Management should follow through on ensuring that that the corporate minutes and state papers are maintained. The filing of the financial statements and all other procedures were done properly. Compliance with the NASD rules and guidelines (the main governing entity) appears to be in order. While the basis business structure and practices remained the same, several new account categories were used which more closely identified the expenses for management information. It has only a minor effect on the financial statement presentation and a negligible effect on the audit report. The overall internal control structure is adequate and provides a basis to render an opinion on the financial statement taken as a whole.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and accordingly, also considered to be material weaknesses as defined above. However, I believe none of the reportable conditions described above is a material weakness.

The report is intended for the information of the management of Pillar Financial Services, Inc.

David H. Volkar

DAVID H. VOLKAR
Certified Public Accountant
Pleasant Hill CA 94523

February 27 2008

PILLAR FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail dvolkar@volkarcpa.biz
Fax (925) 609-8393
(925) 609-8227

PILLAR FINANCIAL SERVICES, INC.

Table of Contents

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail dvolkar@volkarcpa.biz
Fax (925) 609-8393
(925) 609-8227

INDEPENDENT AUDITOR'S REPORT

Pillar Financial Services, Inc.
1600 S. Main Street, Suite 335
Walnut Creek, CA 94596

I have audited the accompanying balance sheet of **Pillar Financial Services, Inc.**, as of **December 31, 2007 & 2006**, and the related statements of income and expenses, changes in stockholder equity, cash flows and computation of net capital for the years then ended. These statements are the responsibility of the management of **Pillar Financial Services, Inc**. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects the financial position of Pillar Financial Services, Inc. as of December 31, 2007 & 2006, and the results of its operations, changes in stockholder equity, cash flows and computation of net capital for the years then ended in conformity with generally accepted accounting principles.

David H. Volkar

DAVID H. VOLKAR
Certified Public Accountant

February 27, 2008

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET - ASSETS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash (Note 4)	**$ 4**	$ 11,935
Concessions Receivable Current (Note 1)	**101,908**	19,035
Concessions Receivable Prior (Note 1)	-	-
Other Receivable	-	528
Investment-NASDAQ (Note 5)	**14,847**	9,237
Security Deposit (Note 3)	**4,600**	4,600
Prepaid Expenses & Taxes (Note 6)	-	1,164
Total Current Assets	**$ 121,359**	$ 46,499
FIXED ASSETS:		
Office Equipment & Furniture (Note 1)	**$ 31,305**	$ 31,305
Computer Equipment	**22,241**	20,431
Accumulated Depreciation	**(49,257)**	(46,657)
Total Fixed Assets	**4,289**	5,079
TOTAL ASSETS	**$ 125,648**	$ 51,578

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET
LIABILITIES AND SHAREHOLDER EQUITY
DECEMBER 31, 2007 AND 2006

	2007	2006
LIABILITIES AND SHAREHOLDER EQUITY		
LIABILITIES:		
Accounts Payable	$ 34,295	$ 2,497
Income Tax Payable (Note 6)	12,284	-
Pension Contribution Accrual (Note 7)	466	-
Payroll Taxes Payable	-	5,697
Credit Cards	374	12,240
Dividends Payable (Note 10)	45,000	-
Total Liabilities	$ 92,419	$ 20,434
SHAREHOLDER EQUITY:		
Capital Stock (Note 9)	$ 8,060	$ 8,060
Paid In Capital	10,133	10,133
Retained Earnings	15,036	12,951
Total Shareholder Equity	33,229	31,144
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$ 125,648	$ 51,578

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006
INCOME:		
Sales	$ 926,554	$ 775,995
TOTAL INCOME	$ 926,554	$ 775,995
EXPENSES:		
Detail of Expenses (Page 5)	906,238	776,633
NET INCOME <LOSS> FROM OPERATIONS	$ 20,316	$ (638)
OTHER INCOME:		
Other Income (Note 5 and 11)	$ 40,610	$ 3,624
Interest	466	291
TOTAL OTHER INCOME	41,076	3,915
EXPENSES OTHER THAN FROM OPERATIONS:		
Gain <Loss> from Sale of Assets (Note 10)	$ -	$ -
<Loss> from NASD Expired Warrants (Note 5)	-	-
Interest	(59)	(93)
Penalty	-	-
Federal Corporation Income Tax	(8,924)	(418)
State Corporation Income Tax	(5,324)	(800)
TOTAL EXPENSES OTHER THAN OPERATIONS:	$ (14,307)	$ (1,311)
NET INCOME <LOSS>	$ 47,085	$ 1,966

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
DETAIL OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006
EXPENSES:		
Advertising	$ 1,418	$ 2,323
Accounting and Legal	19,501	18,134
Asset Management	16,141	-
Bank Charges	198	35
Commissions	-	6,564
Contributions	100	420
Depreciation and Amortization	2,600	4,843
Dues and Subscriptions	4,722	3,416
Employee Benefits	6,755	-
Entertainment	9,016	4,825
Freight	283	168
Gifts & Promotion	518	422
Insurance	25,670	26,134
License & Taxes	496	184
Meetings & Seminars Marketing	12,341	9,965
Office Supplies	28,894	10,831
Outside Services	11,318	11,562
Outside Computer Services	10,065	13,235
Payroll Service Fees	1,433	-
Pension Contributions	10,320	-
Printing	2,218	10,830
Postage	3,810	7,341
Rent	68,318	66,610
Repairs & Maintenance	-	319
Salaries	625,354	532,709
Supplies	-	21
Telephone	5,392	5,573
Taxes Payroll/Employer	27,840	26,716
Taxes – Property	265	271
Training	137	83
Travel	11,115	13,099
TOTAL EXPENSES FROM OPERATIONS	$ 906,238	$ 776,633

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006
Capital Stock	**$ 8,060**	$ 8,060
Paid in Capital	**10,133**	10,133
Retained Earnings	**12,951**	10,985
TOTAL STOCKHOLDER EQUITY, Beginning of Year	**$ 31,144**	$ 29,178
NET INCOME <LOSS>	**$ 47,085**	$ 1,966
Corporate Dividends Declared (Note 10)	**45,000**	-
Refund of Federal Taxes		
Change to Capital Stock	**-**	-
Purchase of Capital Stock		
TOTAL CHANGES TO STOCKHOLDER EQUITY	**$ 2,085**	$ 1,966
Capital Stock	**$ 8,060**	$ 8,060
Paid in Capital	**10,133**	10,133
Retained Earnings	**15,036**	12,951
TOTAL STOCKHOLDER EQUITY, End of Year	**$ 33,229**	$ 31,144

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	2007	2006
Net Income <Loss>	**$ 47,085**	$ 1,966
Adjustment to Reconcile Net Income to Net Cash provided by operating activities:		
Depreciation and Amortization	**2,600**	4,843
Changes in Assets and Liabilities:		
Concessions Receivable – current	**(82,873)**	(6,227)
Accounts Receivable - Other	**-**	20,000
Other Receivable	**528**	(528)
Employee Advances	**-**	-
Prepaid Expenses	**1,164**	1,035
Accounts Payable	**31,798**	(8,783)
Income Taxes Payable	**12,284**	-
Accrued Pension Payable	**466**	-
Accrued Payroll Taxes	**(5,697)**	(20,440)
Refund of Federal Taxes		
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES	**$ 7,355**	$ (8,134)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Assets	**$ (1,810)**	$ (2,365)
Investment in NASDAQ Stock/Warranty	**(5,610)**	(8,424)
NET CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES	**$ (7,420)**	$ (10,789)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends Payables	**$ 45,000**	$ -
Credit Cards Payable	**(11,866)**	12,240
Capital Stock Investment	**-**	-
Dividends Declared	**(45,000)**	-
NET CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES	**$ (11,866)**	$ 12,240
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(11,931)**	(6,683)
BEGINNING CASH AND CASH EQUIVALENTS	**11,935**	18,617
ENDING CASH AND CASH EQUIVALENTS	**$ 4**	$ 11,935

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

1. Total ownership equity from Statement of Financial Condition	$ 33,229
2. Deduct ownership equity not allowable	-
3. Total ownership equity qualified for Net Capital	33,229
4. Add: Liabilities subordinated to claims	-
5. Total capital & allowable subordinated liabilities	33,229
6. Deductions and/or charges:	
A) Total non-allowable assets	8,889
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities position	24,340
9. Haircuts on securities	(2,227)
10. Net Capital	$ 22,113
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
11. Minimum net capital required	6,161
12. Minimum dollar net capital requirement	5,000
13. Net capital requirement	5,000
14. Excess Net Capital	17,113
15. Excess Net Capital at 1000%	12,871
COMPUTATION OF AGGREGATE INDEBTEDNESS	
16. Total liabilities	92,419
19. Total aggregate indebtedness	92,419
20. Percentage of aggregate indebtedness to net capital	417.94%
21. Percentage of debt to debt-equity total	73.55%

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Pillar Financial Services, Inc. is presented to assist in the understanding of the company's financial statements. The financial statements and notes are representations of the company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operation

Pillar Financial Services, Inc. operates as a retirement, investment, and financial planning company. They do investment advising and portfolio management for their clients.

Revenue Recognition

Revenue transactions are recorded on trade dates on an accrual basis. The Concessions Receivable - Current account is for commissions and management fees earned and that are outstanding for 30 days or less. The Concessions Receivable - Prior month account is for commissions earned and those are past due 31 days or more.

Property and Computer Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives: 5 years for property and computer equipment. When assets have been discontinued in service, they are removed from the depreciation schedule.

Provision for Income Tax

Pillar Financial Services, Inc. is registered as California C Corporation and accordingly files Forms 1120 and 100 with the federal and state governments, respectively.

NOTE 2 - Computation of Net Capital

	Dec. 31, 2007	Dec. 31, 2006
Total Assets	**$ 125,648**	$ 51,178
Less - Liabilities	**< 92,419>**	< 20,434>
Less - Non-allowable Assets	**< 11,116>**	< 12,756>
Net Capital	**$ 22,113**	$ 18,388

The required minimum net capital for Pillar Financial Services, Inc is $ 5,000.

NOTE 3 - Office Space Lease

The corporation headquarters is located at 1600 S. Main Street # 335, Walnut Creek, CA. It is leased on a three-year arrangement. There is a security deposit of $ 4,600 paid and on record.

NOTE 4 - Cash in Bank

Fidelity	$ 4
Wells Fargo Bank Checking	0
Total Cash in Bank	$ 4

NOTE 5 - NASDAQ Stock Warrants

On June 28, 2000, Pillar Financial Services, Inc. purchased 1200 warrants for a net price of $ 3,252.11. The warrants give Pillar Financial Services the right to purchase NASDAQ, Inc. stock at a discounted price when they offered the stock for sale. 300 warrants each expired on June 30, 2003, 2004 and 2005 and were written off. Pillar Financial Services exercised the remaining 300 warrants and purchased 300 shares of NASDAQ Stock Market, Inc. on June 12, 2006. It is shown on the books at fair market value and the unrealized gain <loss> is shown on the income statement as per FASB no. 133. It is shown in net capital computation as 85% allowable asset and 15% unallowable assets as per NASD guidelines.

NOTE 6 - Income Tax Provision

The income tax is shown on the financial statements as Federal tax $ 8,924. and California tax $ 5,324. There is $ 1,810 depreciation on the Federal tax return; this is $ 790. less than what has been deducted on the financial statements and California tax return.

NOTE 7 - Pension Plan

The Company no longer provides a SEP - IRA pension for any employees who met the 3 years employment law requirement. As of April 1, 2007 a company retirement plan of a Simple IRA 401k plan was initiated with the company matching funds under a 408p plan. During 2007, the company matched funds of $ 10,320.

NOTE 8 - Notes Payable

Pillar Financial Services, Inc. has an unsecured line of credit of $ 25,000 with Key West Bank for revolving credit. It is renewable annually and subject to the prime interest rate. It is currently at a zero balance.

NOTE 9 - Capital Stock

Pillar Financial Services, Inc. incorporated in August 10, 1988 and authorized 1000 shares of one class of common stock par value $ 10.00 to be issued. At the company's inception, an existing company was exchanged into capital stock of 500 shares with a capital basis of $ 15,133. This is now reflected as $ 5,000 capital stock and $ 10,133 additional paid in capital. There have been 306 shares of stock issued to an employee at par value $ 10.00 per share. Thus, there are now 806 shares of stock issued and outstanding for capital stock basis of $ 8,060 and paid in capital of $ 10,133.

NOTE 10 – Dividends Payable

On December 17, 2007 the Board of Directors voted to issue a cash dividend payable January 22, 2008 of $ 55.83 per share, for a total of $ 45,000.00. It will be payable to stockholders on record as of December 1, 2007.

NOTE 11 – NASD One-Time Payment Due to Consolidation

In 2007, there was a consolidation of NASD and NYSE Member Regulation to form the Financial Industry Regulatory Authority (FINRA). One of the benefits of the consolidation was a one-time special payment of $ 35,000 paid July 31, 2007.

David·Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail
dvolkar@volkarcpa.biz

Fax
(925) 609-8393

(925) 609-8227

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

Pillar Financial Services, Inc.
1600 South Main Street, suite 335
Walnut Creek, CA 94596

My report on the audit of the basic financial statements of **Pillar Financial Services, Inc**. for the year ending December 31, 2007 is stated on page 1 of this report. I conducted the audit in accordance with generally accepted auditing standards. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The annual audited report X-17 A-5 part III and the schedule of reconciliation of differences between audited and audited net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. They are required by the National Association of Security Dealers (NASD). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David H. Volkar

DAVID H. VOLKAR
Certified Public Accountant
Pleasant Hill, CA 94523

February 27, 2008

END